SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 2006

Commission File Number 001-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒      Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐      No    ☒

Table of Contents

1.	Article posted on the website of Portugal Telecom, SGPS, S.A. on March 6, 2006

Monday, March 6, 2006

“The strongest ever results of the PT Group”

With these words, Miguel Horta e Costa, PT Group CEO summarised the 2005 full year results. Net income for the year amounted to Euro 654 million, an increase of 4.9% over 2004. It is worth noting that in the fourth quarter of 2005, net income amounted to Euro 293.4 million, equivalent to an increase of 448.4% over the same period of last year.

At a press conference in the Company’s head offices, PT today announced its full year results for the year ended 31 December 2005. Net income totalled Euro 654 million in 2005, an increase of 4.9% over 2004. Operating revenues amounted to Euro 6,385 million in 2005, representing growth of 7% over 2004. In terms of financial highlights, EBITDA reached Euro 2,496 million in 2005, equivalent to an EBITDA margin of 39.1%. EBITDA minus Capex reached Euro 1,552 million.

Miguel Horta e Costa, PT Group CEO, also announced that PT’s Board of Directors has approved the submission for shareholder approval, at the next annual general meeting of shareholders, the payment of a cash dividend of Euro 0.475 per share for the fiscal year 2005. This amount represents an increase of 35.7% over the previous year.

Regarding the customer base, wireline main lines increased by 2.3% y.o.y in the fourth quarter of 2005 to 4,478 thousand, on the back of strong growth in ADSL and unbundled local loops. Still in the wireline business, the number of pricing plans increased by 387 thousand in the fourth quarter of 2005. In domestic mobile business, net additions totalled 97 thousand in the fourth quarter of 2005, reflecting the success of the aggressive 3G rollout and the launch of the low cost brand UZO. At the end of December 2005, TMN had 5,312 thousand customers, an increase of 5.1% over the same period of last year.

In the Brazilian mobile business, Vivo had 29,805 thousand customers at the end of December 2005, an increase of 12.3% y.o.y. Data revenues represented 6.2% of total service revenues of Vivo in the fourth quarter of 2005. Vivo’s market share at the end of the year was 44.4% in its areas of operation and 34.5% in the whole of Brazil.

In multimedia business, Pay-TV customers totalled 1,479 thousand at the end of 2005, of which 1,090 thousand were cable and 389 thousand were DTH customers. Broadband cable customers reached 348 thousand at the end of December 2005, an increase of 14.1% over last year.

Net debt reached Euro 3,672 million at the end of December 2005, which includes an extraordinary contribution of Euro 300 million to fund post retirement healthcare obligations.

This document is a free translation of the Portuguese original.
In case of discrepancies, the Portuguese version will prevail.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 8, 2006

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Prego
Nuno Prego
Investor Relations Director

FORWARD LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.